Exhibit 99.1

News

FOR IMMEDIATE RELEASE
Bank of Montreal to Redeem $150,000,000 7.92% Debentures, Series 22, due 2012
TORONTO, June 21, 2007 — Bank of Montreal will redeem all of its 7.92% Debentures, Series 22, due 2012, on July 31, 2007.
The Debentures are redeemable at Bank of Montreal’s option from July 31, 2007 at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date. Interest on the Debentures will cease to accrue from and after the redemption date.
Bank of Montreal cited the high relative yield to current market rates as the main reason for the redemption.
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $357 billion as at April 30, 2007, and more than 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. BMO also serves personal and commercial clients in the United States through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, krista.white@bmo.com, 416-867-7019
Internet: www.bmo.com